February 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: OHA Investment Corporation

File No. 814-00672

Rule 17g-1 Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of OHA Investment Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.     A copy of the fidelity bond covering the Company; and

2.     A Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the form and amount of the fidelity bond.

Premiums have been paid for the period September 30, 2016 through September 30, 2017.

If you have any questions regarding this submission, please do not hesitate to call me at (817) 215-2901.

Very truly yours,

OHA INVESTMENT CORPORATION

/s/ Cory Gilbert
Cory Gilbert
Chief Financial Officer

CERTIFICATE OF SECRETARY

The undersigned, Lisa R. Price, Secretary of OHA Investment Corporation, a Maryland corporation (the “Company”), does hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of the Company held on August 10, 2016:

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require the Company to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities (“Fidelity Bond”); and

WHEREAS, Rule 17g-1(d) under the 1940 Act specifies the minimum amount of the Fidelity Bond, which amount is based on the amount of the Company’s gross assets at the end of the most recently concluded fiscal quarter;

RESOLVED, that the Board, including a majority of the Independent Directors, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds and the nature of securities and other investments to be held by the Company, hereby determines that the amount and form of the Fidelity Bond, to be issued by RLI Insurance Company and having an aggregate coverage of $600,000 and annual premium of $2,851, is fair and reasonable; and

RESOLVED, that the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Directors; and

RESOLVED, that the Chief Financial Officer be, and hereby is, designated as the party responsible for giving the notices with respect to such bond required by Rule 17g-1(g) under the 1940 Act and authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document with the SEC; and

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 8th day of February, 2017.

_/s/ Lisa R. Price
Lisa R. Price
Secretary

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987
Bond No. BND0101488
RLI Insurance Company
(Herein called Underwriter)
DECLARATIONS
Item 1. Name of Insured (herein called Insured): OHA Investment Corporation

Principal Address: 1114 Avenue of The Americas, FL 27
New York, NY 10036-7703

Item 2. Bond Period: from 12:01 a.m. on	09/30/2016 to 12:01 a.m. on 09/30/2017 standard time.
(MONTH, DAY, YEAR)             (MONTH, DAY, YEAR)

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $ 600,000
Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $ 600,000 and the Single Loss Deductible is $15,000
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$600,000	$15,000
Insuring Agreement (E)—SECURITIES	$600,000	$15,000
Optional Insuring Agreements and Coverages:
Insuring Agreement-COMPUTER SYSTEM FRAUD	$600,000	$15,000
Insuring Agreement-TELEFACSIMILE TRANSFERS	$600,000	$15,000
Insuring Agreement-UNAUTHORIZED SIGNATURES	$100,000	$5,000
Insuring Agreement-STOP PAYMENT	$100,000	$5,000
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: See Schedule of Applicable Forms & Endorsements/Riders

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) BND0101304    such termination or cancelation to be effective as of the time this bond becomes effective.

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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS

FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B) (1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
(2) Loss of or damage to

(a)
furnishings, fixtures, supplies or equip-ment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.
IN TRANSIT
(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

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(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)
Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)
transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a) Certificated Security,
(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property
(c) Evidence of Debt
(d) Instruction to a Federal Reserve Bank of the United States
(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States which
(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery,
(ii) or is altered, or
(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimle signature is treated the same as handwritten signature.

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COUNTERFEIT CURRENCY

F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United of America, Canada or any other country in which the Insured maintains a branch office

GENERAL AGREEMENTS

NOMINEES
A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES -
CONSOLIDATION, MERGER OR
PURCHASE OF ASSETS - NOTICE
B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL - NOTICE
C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED

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D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED

E.
If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

F.
The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the
Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.
With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1.    As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

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(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means

(1)
a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)
a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)
each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

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(1)
as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)
the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be con-sidered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)
the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s(’) investment in the Insured.

(h)
Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the
Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency. (m) Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

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(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)
Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1) a description of the Issue of which the
Uncertificated Security is a part;
(2) the number of shares or units:
(a)transferred to the registered owner;
(b)pledged by the registered owner to the registered pledgee;
(c)released from pledge by the registered pledgee;
(d)registered in the name of the registered owner on the date of the statement; or
(e)subject to pledge on the date of the statement;
(3)    the name and address of the registered owner and registered pledgee;
(4)    a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
(5)    the date:
(a)    the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b)    the pledge of the registered pledgee was registered, or
(c)    of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

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(s)
Withdrawal Order means a non negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS
Section 2.    This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)
loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)
loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)
loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)
of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)
of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)
loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)
loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)
loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)
damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were

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committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)
loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement

(A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)
loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under

Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring

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Agreement (C),
except    when    covered    under    Insuring
Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the
Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)
loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)
loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
(aa)loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
DISCOVERY
Section 3.
This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability

TSB 5062b	Page 11 of 15

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the
Underwriter, and

(b)
The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of
Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

TSB 5062b	Page 12 of 15

(d)
Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)
If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
Section 6.
Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agree-ment (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring
Agreement (A)
ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

TSB 5062b	Page 13 of 15

Section 7.

(a)	In the event of payment under this bond, the
Insured shall deliver, if so requested by the
Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the
Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)
Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6. or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)
The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
Section 8.
With respect to any loss set forth in sub section (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
Section 9.

TSB 5062b	Page 14 of 15

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
Section 10.
This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the
Declarations.
DEDUCTIBLE AMOUNT
Section 11.
The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
Section 12.
This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.
This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

TSB 5062b	Page 15 of 15

Policy Number: BND0101488    RLI Insurance Company

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Corporate Secretary                                President & COO

ILF 0001 (01/01)

Policy Number: BND0101488

THIS ENDORSEMENT/RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
APPLICABLE FORMS & ENDORSEMENTS/RIDERS
FORMS AND ENDORSEMENTS/RIDERS LISTED BELOW APPLY TO AND ARE MADE PART OF THIS POLICY AT
TIME OF ISSUE.

ILF 0001 (01/01)	Signature Page
SR 6004a	Cancelation Rider - FI Bond, Std. Form No. 14, Member SIPC Which Has Employees
SR 6196	Computer Systems Fraud Insuring Agreement
SR 6100f1n	Delete Data Processing Coverage
SR 6290	Texas Rider
FI 645	Audit Expense Rider For Use With Financial Institution Bond Form No. 14 & 24
FI 628	OFAC Rider
MAN-FID-009	Telefacsimile Transfer Fraud Insuring Agreement Rider
MAN-FID-016	Unauthorized Signatures Rider
MAN-FID-017	Uncollectable Items of Deposit Rider
MAN-FID-019	Amend Declarations -- Adding Insuring Agreements Rider
MAN-FID-040	Stop Payment Rider
MAN-FID-193	Amend Definition of Employee to Comply with the Investment Co. Act of 1940 Rider
MAN-FID-194	Amend Insuring Agreement 1 Deductible Rider
MAN-FID-195	Non-Cumulative Rider

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

RIL 2150 (08/08)                                     Page 1 of 1

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. BND0101488 in favor of OHA Investment Corporation.
It is agreed that:

1.
The Underwriter will mark its records to indicate that the Securities And Exchange Commission is to be notified sixty days prior to the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancellation or modification.

2.	This rider shall become effective as of 12:01 a.m. on 09/30/2016
CANCELATION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FROM NO. 14,
WHEN ISSUED TO A MEMBER FIRM OF THE SECURITIES INVESTOR
PROTECTION CORPORATION WHICH HAS EMPLOYEES AND IS REGISTERED
UNDER SECTION 15 OF THE SECURITIES EXCHANGE ACT OF 1934 BUT WHICH
IS NOT A MEMBER OF A NATIONAL SECURITIES ASSOCIATION REGISTED
WITH THE COMMISSION UNDER SECTION 15A OF THE ACT AND IS NOT A
MEMBER OF AN EXCHANGE LISTED ON PARAGRAPH (a) OF RULE 15b 10-11 UNDER THE ACT (17CFR 240, 15b 10-11 (a)), TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO THE COMMISSION.
REVISESD TO JUNE, 1990

SR 6004a            Copyright The Surety Association of America, 2004    Page 1 of 1

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. BND0101488 in favor of OHA Investment Corporation.
It is agreed that:
1.    The attached bond is amended by adding an insuring Agreement as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting directly from a fraudulent
(1) entry of Electronic Data or Computer Program into, or
(2) change of Electronic Data or Computer Program within
any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond; provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS

(A)
Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

SR 6196	Page 1 of 2

(C)
Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)
loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)
loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.,

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;

(D)
loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.
SERIES OF LOSSES
All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifially identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.
3.The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement. "loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"
4.This rider is effective as of 12:01 a.m. on 09/30/2016 Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25
ADOPTED DECEMBER. 1993

SR 6196	Page 2 of 2

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. BND0101488 in favor of OHA Investment Corporation.
It is agreed that:

1.	The attached bond is amended:

a.	by deleting the numbered paragraph beginning
"each natural person, partnership or corporation authorized by the Insured to perform services as Data
Processor..." from the definition of "employee" in Section 1;

b.	by deleting the following from the second paragraph of Section 12:
"or any partner, officer or employee of any Processor"

2.	This rider shall become effective as of 12:01 a.m. on 09/30/2016.
DELETE DATA PROCESSING COVERAGE
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS, 14, 15 AND 25, TO DELETE DATA PROCESSING COVERAGE.
REVISED JANUARY, 2004

SR 6100f            Copyright The Surety Association of America, 2004    Page 1 of 1

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. BND0101488 in favor of OHA Investment Corporation.

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.
If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

(i)	Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

(iv)
After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

(v)
Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(vi)
Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(viii)
Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

b.	If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of

SR 6180c    Page 1 of 3

a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d.
If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.
If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.
If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.
If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.
Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.	Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)
prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2)
on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g.
The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/

SR 6180c    Page 2 of 3

policy has been replaced or is no longer desired.

NEW YORK STATUTORY RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND, STANDARD FORM NO. 28 AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO DECEMBER, 2004.

SR 6180c    Page 3 of 3

AUDIT EXPENSE RIDER

To be attached to and form part of Bond/Policy No. BND0101488 in favor of OHA Investment Corporation. It is agreed that:

1.	The attached bond is amended by adding the following paragraph to INSURING AGREEMENT - FIDELITY:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense Coverage; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of INSURING AGREEMENT - FIDELITY shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2.	The following paragraph is substituted for EXCLUSIONS - Section 2. (u):

(a)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of, or amount of, loss covered under this bond, except to the extent covered under INSURING AGREEMENT - FIDELITY,

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.
The Single Loss Limit of Liability under this rider is $100,000. The liability of the Underwriter under this rider shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4. of the Declarations. The Single Loss Deductible under this rider is $5,000.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as above stated.

5.	This rider shall become effective as of 12:01 a.m. on 09/30/2016.

AUDIT EXPENSE RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14 & 24

CREATED AUGUST, 2008

FI 645                    Page 1 of 1

OFAC RIDER

To be attached to and form part of Bond/Policy No. BND0101488 in favor of OHA Investment Corporation. It is agreed that:

In consideration of the premium charged, it is hereby understood and agreed that payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction law or regulation, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC)

All other terms, conditions and exclusions remain unchanged.

This rider shall become effective as of 12:01 a.m. on 09/30/2016.

OFAC RIDER
FOR USE WITH ALL FINANCIAL INSTITUTION BONDS AND THE CRIME PROTECTION POLICY

CREATED AUGUST, 2008

FI 628                    Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND DECLARATIONS PAGE RIDER

To be attached to and form part of Policy/Bond No. BND0101488 issued by RLI Insurance Company in favor of OHA Investment Corporation

It is agreed that:

Item 4. of the Declarations Page is amended to include:

		Single Loss	Single Loss
Optional Insuring Agreement and Coverages		Limit of Liability	Deductible

Insuring Agreement -	UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement -	AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement -		$—	$—
Insuring Agreement -		$—	$—
Insuring Agreement -		$—	$—
Insuring Agreement -		$—	$—

This rider shall become effective as of 12:01 a.m. on 09/30/2016

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

MAN-FID 019 (03/09)                Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT RIDER

To be attached to and form part of Policy/Bond No. BND0101488 issued by RLI Insurance Company in favor of OHA
Investment Corporation

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

1.	Purports and reasonably appears to have originated from

a.	A Customer of the Insured,

b.	Another financial institution, or

c.	Another office of the Insured
but, in fact, was not originated by the Customer or entity whose identification it bears and

2.	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

3.	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of $15,000.00, the instruction was verified by a call-back according to a prearranged procedure.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of Loss for claim under the Telefacsimile Transfer Fraud Insuring agreement must include a copy of the document reproduced by the Telefacsimile Device.

Refer to Item 4 in the Declarations for applicable limit of liability and deductible.

As used in this Rider:

DEFINITIONS:

Certificated Security means a share, participation or other interest in the property, of or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

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(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Client means an entity for whom the Insured serves as data processor under the terms of a written agreement

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

Computer System means
(1)computers with related peripheral components, including storage components wherever located,
(2)systems and applications software,
(3)terminal devices, and
(4)related communication networks by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

Funds means Money on deposit in an account.

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic pulses transmitted through a telephone line and which reproduces the duplicate image on paper.

Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issurer,

(2)	of a type commonly dealt in on securities exchanges or markets, and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

Exclusions:

(a)
loss caused by a director or employee of the Insured or by a person in collusion with any director or employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or employee that a fraudulent act by a person not an employee has been or will be perpetrated against the Insured.);

(b)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction;

(c)	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System;

(d)	loss resulting directly or indirectly from theft of confidential information;

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(e)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(f)	potential income, including but not limited to interest and dividends;

(g)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(h)
loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this policy and would be imposed on the Insured regardless of the existence of the contract;

(i)	any fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this policy, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this policy;

(j)	indirect or consequential loss of any nature;

(k)	the cost of duplication of Electronic Data or Computer Programs;

(l)	loss involving a Voice Computer System;

(m)	loss involving automated mechanical devices which, on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans;

(n)	loss resulting directly or indirectly from

(1)	written instructions or advices, or

(2)	telegraphic or cable instructions or advices unless the instructions or advices are Tested;

(o)
loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(p)	Loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs;

(q)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;

(r)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(s)
loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

(t)	loss as a result of a threat

(1)	to do bodily harm to any person, or

(2)	to do damage to the premises or property of the Insured, or

(3)	to Computer System operations;

(u)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

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(v)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, customer identification or other cards;

(w)
loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentification mechanism.

This rider shall become effective as of 12:01 a.m. on 09/30/2016

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

MAN-FID-009 (01/12)    Contains copyrighted material of the Surety & Fidelity Association of America     Page 4 of 4

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES RIDER

To be attached to and form part of Policy/Bond No. BND0101488 issued by RLI Insurance Company in favor of OHA Investment Corporation

It is agreed that:

1.	The attached bond is amended to include the following insuring agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured’s right of recovery under this coverage that the Insured shall have on file the signature of all persons who are signatories on such account.

2.	Refer to Item 4 in the Declarations for applicable limit of liability and retention.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations or agreements of the attached bond other than as above herein.

This rider shall become effective as of 12:01 a.m. on 09/30/2016

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

MAN-FID 016 (03/09)            Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
UNCOLLECTIBLE ITEMS OF DEPOSIT RIDER
To be attached to and form part of Financial Institution Bond Standard Form No. 14, No. BND0101488 issued by RLI Insurance Company in favor of OHA Investment Corporation.

It is agreed that:

1.     The attached bond is amended by adding the following Insuring Agreement as follows:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from payments of dividends or fund shares, or withdrawals from a customer’s account as a direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

2.	The following is an exclusion which applies to this Insuring Agreement:
Any loss resulting from uncollectible items of deposit which are drawn from a Financial Institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America, or Canada.

3.
The Single Loss Limit of Liability applicable to this Insuring Agreement is limited to the sum of One hundred thousand dollars ($100,000) and a single loss deductible amount of Five thousand dollars ($5,000)

This rider shall become effective as of 12:01 a.m. on 09/30/2016

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

MAN-FID 017 (03/09)            Page 1 of 1

THIS RIDER/ENDORSEMENT CHANGES THE BOND/POLICY. PLEASE READ IT CAREFULLY.

STOP PAYMENT

To be attached to and form part of Policy/Bond No. BND0101488 issued by RLI Insurance Company in favor of OHA Investment Corporation
It is agreed that:

1. In consideration of the premium included herein, this policy is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

(a)
for having either complied with or failed to comply with any written notice of any depositor of the Insured or any Authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any Authorized Representative of such depositor, or

(b)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any Authorized Representative of such depositor.

Provided always that:

(1)	the Insured shall bear the first $5,000 for each and every loss.

(2)	the Underwriters Liability under this rider shall be limited to $100,000 for any one loss and in all during each policy year, subject to a $100,000 Annual Aggregate.

(3)	the term "Policy Year" as used in this Rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond/policy other than as above stated.

This rider shall become effective as of 12:01 a.m. on 9/30/2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND/POLICY REMAIN UNCHANGED.

MAN-FID 040 (06/09)            Page 1 of 1

DEFINITION OF EMPLOYEE TO COMPLY WITH INVESTMENT COMPANY ACT OF 1940

To be attached to and form part of Policy/Bond No. BND0101488 issued by RLI Insurance Company in favor of OHA Investment Corporation
It is agreed that:

1. CONDITIONS AND LIMITATIONS; Section 1. DEFINITIONS subsection (e) Employee, is amended to include:

(7)
each director or trustee of the Insured, the investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting record-keeper, or an administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or Employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; provided, that only directors and trustees of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee, and

(8)	each officer, partner or Employee or
(i.) an investment adviser,
(ii.) an underwriter (distributor),
(iii.) a transfer agent or shareholder accounting record-keeper, or
(iv.) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company; provided, that only officers, Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

2. CONDITIONS AND LIMITATIONS; Section 1. DEFINITIONS is amended by adding the following:
t)     Investment Company means an investment company registered under the Investment Company Act of 1940.

This rider shall become effective as of 12:01 a.m. on 9/30/2016

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.
AMEND DEFINITION OF EMPLOYEE TO
COMPLY WITH INVESTMENT COMPANY ACT OF 1940
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM NO. 14.(v 10/1987)

MAN-FID-193 (10/14)            Page 1 of 1

MAN-FID 019 (03/09)                Page 1 of 1

AMEND SINGLE LOSS DEDUCTIBLE OF INSURING AGREEMENT A

To be attached to and form part of Financial Institution Bond Standard Form No. 14, No. BND0101488 issued by RLI Insurance Company in favor of OHA Investment Corporation

It is agreed that: or the purposes of Insuring Agreement (A) FIDELITY, The Single Loss Deductible amount in Item 4. of the Declarations shall be $0 (zero)

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

This rider shall become effective as of 12:01 a.m. on 9/30/2016
AMEND DEDUCTIBLE FOR INSURING AGREEMENT A RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.(v 10/2014)

MAN-FID-194 (10/14)            Page 1 of 1

MAN-FID 019 (03/09)                Page 1 of 1

NON-CUMULATIVE RIDER

To be attached to and form part of Financial Institution Bond Standard Form No. 14, No. BND0101488 issued by RLI
Insurance Company in favor of OHA Investment Corporation
It is agreed that:

1.
The Underwriter has issued the following similar bond or policy, herein referred to as the Concurrent Bond or Policy, the liability afforded by which is not intended to be cumulative with the liability afforded under the attached Bond or Policy:

CONCURRENT BOND OR POLICY

Bond or Policy Number: BND0101339 and BND0101340
Bond or Policy Form:     Financial Institution Bond Standard Form 14 and Computer Crime Policy for Financial
Institutions
Insured:     Oak Hill Advisors, L.P.
Bond or Policy Period:     11/01/2015 to 11/1/2016

For the period 9/30/2016 to 11/1/2016

and
Bond or Policy Number: TBD
Bond or Policy Form:    Financial Institution Bond Standard Form 14 and Computer Crime Policy for Financial Institutions
Insured:    Oak Hill Advisors, L.P. Bond
Bond Policy Period:    11/01/2016 to 11/1/2017

2.
In the event of a Single Loss which results in a loss covered under both the attached Bond and the Concurrent Bond or Policy, the liability of the Underwriter for such Single Loss shall not exceed in the aggregate the Single Loss Limit of Liability under the attached Bond or the Single Loss Limit of Liability of the Concurrent Bond or Policy, whichever is greater

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

This rider shall become effective as of 12:01 a.m. on 9/30/2016

NON-CUMULATIVE RIDER
FOR USE WITH ANY FINANCIAL INSTITUTION BOND,

MAN-FID-195 (10/14)            Page 1 of 1